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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                                 Amendment No. 3
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                ARIEL CORPORATION
                                (Name of Issuer)


                          Common Stock, $.001 par value
                           (Title Class of Securities)


                                   04033M 10 4
                                 (CUSIP Number)

                                           Copy to:

Applewood Associates, L.P.                 David Alan Miller, Esq.
68 Wheatley Road                           Graubard Mollen & Miller
Brookville, New York  11545                600 Third Avenue
Telephone:  (516) 626-3070                 New York, New York 10016-2097
                                           Telephone: (212) 818-8800

                                           (Name, Address and Telephone Number
                                            of Person Authorized to Receive
                                            Notices and Communications)


See Item 1
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages


SEC 1746 (12-91)
12/95

                                  SCHEDULE 13D

- ------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                                   Page 2 of 13 Pages
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    APPLEWOOD ASSOCIATES, L.P.

- ------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|
                                                                     (b)|X|


- ------------------------------------------------------------------------------
3          SEC USE ONLY


- ------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    WC
- ------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        |_|


- ------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
- ------------------------------------------------------------------------------
                 7          SOLE VOTING POWER

                            185,000 Shares

  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                 -------------------------------------------------------------
                 8          SHARED VOTING POWER

                            0
                 -------------------------------------------------------------
                 9          SOLE DISPOSITIVE POWER

                            185,000 Shares
                 -------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER

                             0
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           185,000 Shares
- ------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


- ------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.7%
- ------------------------------------------------------------------------------

                    PN
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                                Page 3 of 13 Pages
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    BARRY RUBENSTEIN

- ------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                       (b)|X|


- ------------------------------------------------------------------------------
3          SEC USE ONLY


- -----------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    WC, PF
- -----------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        |_|


- -----------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
- -----------------------------------------------------------------------------
                 7          SOLE VOTING POWER

                              130,000 Shares
 NUMBER OF
   SHARES
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
  PERSON
   WITH
                 -------------------------------------------------------------
                 8          SHARED VOTING POWER

                             210,000 Shares
                 -------------------------------------------------------------
                 9          SOLE DISPOSITIVE POWER

                              130,000 Shares
                 -------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER

                              210,000 Shares
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               340,000 Shares
- ------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


- ------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.8%
- ------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                IN
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                                      Page 4 of 13 Pages
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             IRWIN LIEBER

- ------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                      (b)|X|


- ------------------------------------------------------------------------------
3          SEC USE ONLY


- ------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    WC
- ------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        |_|


- ------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
- ------------------------------------------------------------------------------
                7          SOLE VOTING POWER

                           100,000 Shares
 NUMBER OF
  SHARES
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
  PERSON
   WITH
               ---------------------------------------------------------------
               8          SHARED VOTING POWER

                           185,000 Shares
               ---------------------------------------------------------------
               9          SOLE DISPOSITIVE POWER

                           100,000 Shares
               ---------------------------------------------------------------
               10         SHARED DISPOSITIVE POWER

                           185,000 Shares
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             285,000 Shares
- -------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.1%
- ------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                                  Page 5 of 13 Pages
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    BARRY FINGERHUT

- ------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|
                                                                     (b)|X|


- ------------------------------------------------------------------------------
3          SEC USE ONLY


- ------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    WC
- ------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        |_|


- ------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
- ------------------------------------------------------------------------------
                  7          SOLE VOTING POWER

                              0
 NUMBER OF
  SHARES
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
  PERSON
   WITH
                 -------------------------------------------------------------
                  8          SHARED VOTING POWER

                             185,000 Shares
                 -------------------------------------------------------------
                  9          SOLE DISPOSITIVE POWER

                              0
                 -------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER

                            185,000 Shares
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              185,000 Shares
- ------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


- ------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.7%
- ------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                                   Page 6 of 13 Pages
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    APPLEWOOD CAPITAL CORP.

- ------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                      (b)|X|


- ------------------------------------------------------------------------------
3          SEC USE ONLY


- ------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    WC
- ------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        |_|


- ------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
- ------------------------------------------------------------------------------
                 7          SOLE VOTING POWER

                            0
  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
   PERSON
    WITH
                 -------------------------------------------------------------
                 8          SHARED VOTING POWER

                              185,000 Shares
                 -------------------------------------------------------------
                 9          SOLE DISPOSITIVE POWER

                               0
                 -------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER

                             185,000 Shares
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    185,000 Shares
- ------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


- ------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.7%
- ------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                               Page 7 of 13 Pages
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JONATHAN LIEBER

- ------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                                    (b)|X|


- ------------------------------------------------------------------------------
3          SEC USE ONLY


- ------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    WC
- ------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        |_|


- ------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
- ------------------------------------------------------------------------------
                7          SOLE VOTING POWER

                             0
  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
                 -------------------------------------------------------------
                 8          SHARED VOTING POWER

                             185,000 Shares
                 -------------------------------------------------------------
                 9          SOLE DISPOSITIVE POWER

                              0
                 -------------------------------------------------------------
                 10         SHARED DISPOSITIVE POWER

                             185,000 Shares
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    185,000 Shares
- ------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


- ------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.7%
- ------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                                   Page 8 of 13 Pages
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    SETH LIEBER

- ------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                                    (b)|X|


- ------------------------------------------------------------------------------
3          SEC USE ONLY


- ------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    WC
- ------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        |_|


- ------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
- ------------------------------------------------------------------------------
                7          SOLE VOTING POWER

                            0
 NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
   PERSON
    WITH
                --------------------------------------------------------------
                8          SHARED VOTING POWER

                            185,000 Shares
                --------------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                             0
               ---------------------------------------------------------------
                10         SHARED DISPOSITIVE POWER

                            185,000 Shares
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    185,000 Shares
- ------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*


- ------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.7%
- -----------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN
- -----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------------------------------------------------------------
CUSIP No. 04033M 10 4                              Page 9 of 13 Pages
- -----------------------------------------------------------------------------


Item 1.  Security and Issuer

         This  Amendment No. 3 to the statement on Schedule 13D,  dated
February 1, 1995, as amended on November 26, 1995, and on May 2, 1996, relates to the common stock, par value $.001 per share ("Common Stock"), of Ariel Corporation ("Issuer"), a Delaware corporation, whose principal executive offices are located at 2540 Route 130, Cranbury, New Jersey 08512.

         According to the Issuer's Report on Form 10-QSB for the fiscal quarter ended March 31, 1996, there are 6,912,690 shares of Common Stock outstanding.


Item 2.  Identity and Background

         No change from initial filing.


Item 3.  Source and Amounts of Funds or Other Consideration

         No change from initial filing.


Item 4.  Purpose of Transactions

         No change from initial filing.


Item 5.  Interest in Securities of the Issuer

         (i)      Ownership.

         The following table sets forth the aggregate number and percentage (based on 6,912,690 shares of Common Stock outstanding) owned beneficially by each Reporting Person as of the date of this Amendment No. 3:

                               Shares of              Percentage of Outstanding
                               Common Stock              Shares of Common Stock
Name                           Beneficially Owned         Beneficially Owned

Applewood Associates, L.P.
  ("Applewood")                   185,000                        2.7%

Barry Rubenstein                  340,000(1)                     4.8%

Irwin Lieber                      285,000(2)                     4.1%

Barry Fingerhut                   185,000(3)                     2.7%

Applewood Capital Corporation
  ("ACC")                         185,000(4)                     2.7%

Jonathan Lieber                   185,000(5)                     2.7%

Seth Lieber                       185,000(6)                     2.7%

- ------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                                 Page 10 of 13 Pages
- ------------------------------------------------------------------------------


(1) Includes the 185,000 shares of Common Stock owned by Applewood, a limited partnership of which Mr. Rubenstein is a co-general partner, and over which he shares investment and voting power with his co-general  partners,  Irwin  Lieber,  Barry  Fingerhut  and  ACC.  Mr.
         Rubenstein disclaims beneficial ownership of the securities held by Applewood other than 13,363 shares which represent that portion attributable to his 7.2230% equity ownership of Applewood and 1,293 shares attributable to the Rubenstein Family, L.P., of which Mr. Rubenstein is a general partner, which represents that portion attributable that partnership's 0.6989% equity ownership of Applewood. Also includes 25,000 shares of Common Stock subject to presently exercisable options expiring in October 1997, which entitle Mr. Rubenstein to purchase shares of Common Stock for $2.45 per share, 25,000 shares of Common Stock subject to presently exercisable options expiring in October 1997, which entitle Mr. Rubenstein to purchase shares of Common Stock for $6.00 per share, and 50,000 shares of Common Stock subject to presently exercisable options expiring in October 2000, which entitle Mr. Rubenstein to purchase shares of Common Stock for $4.00 per share (collectively, the "Rubenstein Options"). Also includes 30,000 shares, 10,000 shares and 15,000 shares of Common Stock included in Units purchased in the IPO by Mr. Rubenstein, Marilyn Rubenstein (Mr. Rubenstein's spouse) and Woodland Partners ("Woodland"), a New York general partnership whose sole partners are Barry Rubenstein and his spouse, Marilyn Rubenstein. Mr. Rubenstein has sole investment and voting power over the shares of Common Stock owned by him individually, by the Barry Rubenstein IRA and underlying the Rubenstein Options. Mr. Rubenstein does not possess investment or voting power over the shares held by Mrs. Rubenstein, although for purposes of this Schedule 13D the beneficial ownership has been attributed to Mr. Rubenstein. Mr. Rubenstein shares investment and voting power over the shares of Common Stock owned by Woodland, with his partner (and spouse), Marilyn Rubenstein. Mrs. Rubenstein's equity ownership of Woodland is 10% and Mr. Rubenstein's equity ownership of Woodland is 90%. Each of Mrs. Rubenstein and Mr. Rubenstein disclaim beneficial ownership over the securities held by Woodland attributable to the other's respective equity ownership of Woodland. Mr. Rubenstein also disclaims beneficial ownership over all shares of Common Stock owned by Marilyn Rubenstein individually. Does not include 50,000 shares of Common Stock subject to options, which entitle Mr. Rubenstein to purchase shares of Common Stock for $4.00 per share, and which become exercisable in October 1996.

(2) Includes the 185,000 shares of Common Stock owned by Applewood, a limited partnership of which Mr. Lieber is a co-general partner, and over which he shares investment and voting power with his co-general partners, Barry Rubenstein, Barry Fingerhut and ACC. Mr. Lieber disclaims beneficial ownership of the securities held by Applewood other than the 13,363 shares which represent that portion attributable to his 7.2330% equity ownership of Applewood. Mr. Lieber's daughter beneficially owns 647 shares which represent that portion attributable to his daughter's 0.3459% equity ownership of Applewood. Mr. Lieber disclaims beneficial ownership over such shares. Also includes 25,000 shares of Common Stock subject to presently exercisable options expiring in October 1997, which entitle Mr. Lieber to purchase shares of Common Stock for $2.45 per share, 25,000 shares of Common Stock subject to presently exercisable options expiring in October 1997, which entitle Mr. Lieber to purchase shares of Common Stock for $6.00 per share, and 50,000 shares of Common Stock subject to presently exercisable options expiring in October 2000, which entitle Mr. Lieber to purchase shares of Common Stock for $4.00 per share. Does not

- -------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                               Page 11 of 13 Pages
- -------------------------------------------------------------------------------


         include 50,000 shares of Common Stock subject to options, which entitle Mr. Lieber to purchase shares of Common Stock for $4.00 pe share, and which become exercisable in October 1996.

(3) Represents the 185,000 shares of Common Stock owned by Applewood, a limited partnership of which Mr. Fingerhut is a co-general partner, and over which he shares investment and voting power with his co-general partners, Barry Rubenstein, Irwin Lieber and ACC. Mr. Fingerhut disclaims beneficial ownership of the securities held by Applewood other than 13,363 shares which represent that portion attributable to his 7.2330% equity ownership of Applewood.

(4) Represents the 185,000 shares of Common Stock owned by Applewood, a limited partnership of which ACC is a co-general partner, and over which it shares investment and voting power with its co-general partners, Barry Rubenstein, Irwin Lieber and Barry Fingerhut.

(5) Represents the 185,000 shares of Common Stock owned by Applewood, a limited partnership: ACC, a co-general partner of Applewood, may be deemed to share investment and voting power with Applewood's other co-general partners over the shares of Common Stock owned by Applewood and accordingly, Jonathan Lieber, an officer of ACC, may be deemed to have beneficial ownership over such shares of Common Stock. Mr. Lieber disclaims ownership over all such shares other than 647 shares attributable to his 0.3495% equity ownership of Applewood.

(6) Represents the 185,000 shares of Common Stock owned by Applewood, a limited partnership: ACC, a co-general partner of Applewood, may be deemed to share investment and voting power with Applewood's other co-general partners over the shares of Common Stock owned by Applewood and accordingly, Seth Lieber, an officer of ACC, may be deemed to have beneficial ownership over such shares of Common Stock. Mr. Lieber disclaims ownership over all such shares other than 647 shares attributable to his 0.3495% equity ownership of Applewood.

         (ii) None of the Reporting Persons has engaged in any transactions involving the securities of the Issuer in the last 60 days, except as follows:

                  On May 21, 1996, the Pennsylvania Merchant Group Ltd., the underwriter of the Issuer's December 1995 offering of securities, released Applewood, and on May 24, 1996, the other Reporting Persons, from certain selling restrictions imposed by a lock-up agreement executed in connection with a registration statement recently filed by the Issuer. On May 21, 1996, Kirlin Securities, Inc., the co-underwriter of the Issuer's January 1995 offering of securities, released Applewood from certain selling restrictions imposed by a lock-up agreement executed in connection with a registration statement filed by the Issuer. Commencing on May 23, 1996, the following shares of Common Stock were sold in open-market transactions as follows:

- ------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                                 Page 12 of 13 Pages
- ------------------------------------------------------------------------------




                                                                                Sale
Seller                              Date             Number of Shares           Price($)


Applewood                          5/23/96               100,000                  15.75
                                   5/23/96                50,000                  16.25
                                   5/23/96                15,000                  16.75
                                   5/24/96                20,000                  16.25
                                   5/28/96                50,000                  15.25
                                   5/30/96                50,000                  14.125
                                   5/30/96                15,000                  14.25
                                   6/3/96                 40,000                  15.25
                                   6/4/96                 60,000                  16.00
                                   6/7/96                 55,000                  14.75

Rubenstein Family Foundation       5/24/96                 5,000                  17.25

Barry Rubenstein Roll-over IRA     5/24/96                20,000                  16.25

Brian Rubenstein                   5/24/96                 4,000                  17.25

Marilyn Rubenstein                 5/24/96                15,000                  17.25

Woodland Partners                  5/24/96                15,000                  17.25



         (iii) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of the securities described in this Schedule 13D.

         (iv)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         No changes have occurred since Amendment No. 1, except that certain selling restrictions imposed by lock-up agreements were waived as described under Item 5(ii), above.


Item 7.  Material to be Filed as Exhibits

         None.

- ------------------------------------------------------------------------------
CUSIP No. 04033M 10 4                                 Page 13 of 13 Pages
- ------------------------------------------------------------------------------

                                    SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1996

                                         APPLEWOOD ASSOCIATES, L.P.


                                         By: /s/ Barry Rubenstein
                                             Barry Rubenstein, General Partner


                                             /s/ Barry Rubenstein
                                             BARRY RUBENSTEIN


                                             /s/ Irwin Lieber
                                             IRWIN LIEBER


                                             /s/ Barry Fingerhut
                                             BARRY FINGERHUT


                                          APPLEWOOD CAPITAL CORP.


                                          By: /s/ Barry Rubenstein



                                              /s/ Jonathan Lieber
                                              JONATHAN LIEBER


                                              /s/ Seth Lieber
                                              SETH LIEBER